SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                   -----------

                                   SCHEDULE TO

            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                (Amendment No. 6)



                                 EMACHINES, INC.
                       (Name of Subject Company (Issuer))

                                EM HOLDINGS, INC.
                            EMPIRE ACQUISITION CORP.
                                  LAP SHUN HUI
                    (Name of 14d-1 and 13e-3 Filing Persons)

                                 EMACHINES, INC.
                     (Name of 13e-4 and 13e-3 Filing Person)

                                  COMMON STOCK
                         (Title of Class of Securities)

                                   29076P 10 Z
                      (CUSIP Number of Class of Securities)


     LAP SHUN (JOHN) HUI                                WAYNE R. INOUYE
       7373 HUNT AVENUE                           14350 MYFORD ROAD, SUITE 100
GARDEN GROVE, CALIFORNIA 92841                      IRVINE, CALIFORNIA 92606
        (714) 890-8388                                   (714) 481-2828

  (Name, address, and Telephone Number of Persons Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

            With a copy to:                            With a copy to:
         MURRAY MARKILES, ESQ.                        JOHN A. FORE, ESQ.
AKIN, GUMP, STRAUSS, HAUER & FELD L.L.P.           STEVE L. CAMAHORT, ESQ.
   2029 CENTURY PARK EAST, SUITE 2400          WILSON SONSINI GOODRICH & ROSATI
     LOS ANGELES, CALIFORNIA 90067                 PROFESSIONAL CORPORATION
             (310) 229-1000                           650 PAGE MILL ROAD
                                                 PALO ALTO, CALIFORNIA 94304
                                                        (650) 493-9300

                                   -----------

                            CALCULATION OF FILING FEE
             TRANSACTION VALUATION*              AMOUNT OF FILING FEE**
             ----------------------              ----------------------
                  $164,265,587                           $32,854


* Estimated for purposes of filing fee only. Calculated based on the product of $1.06, the per share tender offer price for all the outstanding shares of common stock of eMachines, Inc. (the "Common Stock"), multiplied by 154,967,534 (which includes 9,415,955 shares issuable pursuant to the exercise of outstanding stock options).

** The amount of the filing fee, calculated in accordance with Rule 0-11(d) of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the aggregate value of the cash offered by Empire Acquisition Corp. for such number of Common Shares and the shares issuable pursuant to the outstanding options.

|X| Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid....$32,854            Filing Parties..EM Holdings, Inc.
                                                             Empire Acquisition
                                                                Corp.
                                                             Lap Shun Hui
                                                             (14d-1 and 13e-3
                                                                filing parties)
                                                             eMachines, Inc.
                                                             (13e-4 and 13e-3
                                                                filing party)
Form or Registration No....Schedule TO        Date Filed......November 27, 2001
                           Amend. No. 4                       December 20, 2001
                           to Schedule TO


|_| Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

        Check the appropriate boxes below to designate any transactions to which the statement relates:

        |X|    third-party tender offer subject to Rule 14d-1.
        |X|    issuer tender offer subject to Rule 13e-4.
        |X|    going-private transaction subject to Rule 13e-3.
        |_|    amendment to Schedule 13D under Rule 13d-2.

        Check the following box if the filing is a final amendment reporting the results of the tender offer: |_|

        This Amendment No. 6 amends and supplements the Tender Offer Statement on Schedule TO filed with the SEC on November 27, 2001, as amended and supplemented by Amendment No. 1 filed with the SEC on November 29, 2001, Amendment No. 2 filed with the SEC on December 5, 2001, Amendment No. 3 filed with the SEC on December 17, 2001, Amendment No. 4 filed with the SEC on December 20, 2001 and Amendment No. 5 filed with the SEC on December 20, 2001 (the "Schedule TO"), relating to the offer by Empire Acquisition Corp. (the "Purchaser"), a Delaware corporation and a direct wholly-owned subsidiary of EM Holdings, Inc. (the "Parent"), a Delaware corporation, to purchase all of the issued and outstanding shares of common stock of eMachines, Inc. (the "Company"), a Delaware corporation, at a price of $1.06 per share of common stock, net to the seller in cash, without interest, less any required withholding taxes upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 27, 2001 (the "Offer to Purchase"), and in the related Letter of Transmittal (which, as they may be amended and supplemented from time to time, together constitute the "Offer"). Copies of the Offer to Purchase and the Letter of Transmittal were filed as Exhibits (a)(1) and (a)(2), respectively, to the Schedule TO, as amended.

ALL ITEMS.

        The information in the Schedule TO, as amended, is hereby expressly incorporated herein by reference in response to all of the items of this Amendment No. 6, except as otherwise set forth below. You should read this amendment together with the Schedule TO we filed on November 27, 2001, the Amendment No. 1 to Schedule TO we filed on November 29, 2001, the Amendment No. 2 to Schedule TO we filed on December 5, 2001, the Amendment No. 3 to Schedule TO we filed on December 17, 2001, the Amendment No. 4 to Schedule TO we filed on December 20, 2001 and the Amendment No. 5 to Schedule TO we filed on December 20, 2001.

ITEM 11.

        Item 11 of Schedule TO is hereby amended and supplemented by including the following:

        On December 20, 2001, the court in the matter of DAVID PACKARD, ON BEHALF OF HIMSELF AND ALL OTHER SIMILARLY SITUATED, V. EMACHINES, INC. granted an order withdrawing and vacating the temporary restraining order previously issued enjoining the merger. The court also granted the intervenor plaintiff's motion for non-suit and dismissed the intervenor plaintiff's causes of action for fraudulent transfer, injunctive relief and request for temporary restraining order. The full text of the press release issued by the Parent and the Company on December 20, 2001 announcing the court order removing the temporary restraining order is filed as exhibit (a)(15) hereto.

ITEM 12.

(a)(15) Text of Press Release issued by EM Holdings, Inc. and eMachines, Inc. on December 20, 2001.

                                    SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify the information set forth in this statement is true, complete and correct.

Dated:  December 21, 2001                EM HOLDINGS, INC.


                                         By:     /S/ LAP SHUN HUI
                                         Name:   Lap Shun Hui
                                                ------------------------------
                                         Title: President



Dated:  December 21, 2001                EMPIRE ACQUISITION CORP.


                                         By:     /S/ LAP SHUN HUI
                                         Name:   Lap Shun Hui
                                                ------------------------------
                                         Title: President



Dated:  December 21, 2001                By:     /S/ LAP SHUN HUI
                                                ------------------------------
                                         Name:   Lap Shun Hui



Dated:  December 21, 2001                EMACHINES, INC.


                                         By:     /S/ WAYNE R. INOUYE
                                                ------------------------------
                                         Name:   Wayne R. Inouye
                                         Title:  President and Chief Executive
                                                 Officer

                                  EXHIBIT INDEX

(a)(1)    Offer to Purchase, dated November 27, 2001.(1)

(a)(2)    Letter of Transmittal.(1)

(a)(3)    Notice of Guaranteed Delivery.(1)

(a)(4) Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.(1)

(a)(5) Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.(1)

(a)(6)    Text of Press Release issued by EM Holdings, Inc. on November 9,
          2001.(2)

(a)(7) Text of Press Release issued by EM Holdings, Inc. and eMachines, Inc. on November 20, 2001.(3)

(a)(8) Summary Advertisement published in the Wall Street Journal on November 27, 2001.(1)

(a)(9) Text of Press Release issued by EM Holdings, Inc. and eMachines Inc. on December 14, 2001.(5)

(a)(10) Amendment and Supplement to Offer to Purchase, dated December 20, 2001. (14)

(a)(11) Schedule 14D-9 filed by eMachines, Inc. on November 27, 2001, as amended or supplemented from time to time.(6)

(a)(12)   Letter to the Stockholders of eMachines, Inc., dated November 27,
          2001.(6)

(a)(13) Information Statement Pursuant to Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 thereunder.(6)

(a)(14) Text of Press Release issued by EM Holdings, Inc. and eMachines, Inc. on December 19, 2001. (14)

(a)(15) Text of Press Release issued by EM Holdings, Inc. and eMachines, Inc. on December 20, 2001.

(b)(1) Credit Agreement, dated November 26, 2001, by and among Empire Acquisition Corp., EM Holdings, Inc., UBS AG, Stamford Branch and UBS Warburg LLC.(1)

(c)(1) Fairness Opinion, dated as of November 19, 2001, by Credit Suisse First Boston.(1)

(c)(2) Fairness Opinion, dated as of November 19, 2001, by Averil Capital Markets Group, Inc.(1)

(c)(3) Presentation to the Board of Directors by Credit Suisse First Boston Corporation on November 18, 2001. (14)

(d)(1) Amended and Restated Agreement and Plan of Merger, dated November 26, 2001, by and among EM Holdings, Inc., Empire Acquisition Corp. and eMachines, Inc.(1)

(d)(2) Buyer Option Agreement, dated November 19, 2001, by and among EM Holdings, Inc., Empire Acquisitions Corp. and eMachines, Inc.(3)

(d)(3) Stock Purchase Agreement, dated October 30, 2001, by and between Lap Shun Hui and ideallab! Holdings, L.L.C.(4)

(d)(4) Confidentiality Agreement, dated November 12, 2001, by and among EM Holdings, Inc., eMachines, Inc. and Lap Shun (John) Hui.(1)

(d)(5) Amendment No. 1 to Amended and Restated Agreement and Plan of Merger, dated December 14, 2001, by and among EM Holdings, Inc., Empire Acquisition Corp. and eMachines, Inc. (14)

(d)(6)    Employment Agreement dated February 23, 2001 with Wayne R. Inouye.(7)

(d)(7)    Employment Agreement dated April 30, 2001 with Adam Andersen.(8)

(d)(8)    Employment Agreement dated May 1, 2001 with Mike Zimmerman.(9)

(d)(9)    Employment Agreement dated May 7, 2001 with Bob Davidson.(9)

(d)(10)   Form of Indemnification Agreement.(10)

(d)(11) Subordinated Promissory Note dated as of June 7, 1999 for Korea Data Systems America, Inc.(10)

(d)(12) Original Design Manufacture Agreement between TriGem Computer, Inc. and eMachines, Inc. dated as of January 24, 2000.(11)

(d)(13) Amendment No. One to Original Design Manufacture Agreement between eMachines and TriGem Computer, Inc.(12)

(d)(14) Amendment No. Two to Original Design Manufacture Agreement between TriGem, dated as of October 31, 2001, between eMachines, Inc. and TriGem Computer, Inc.(13)

(d)(15) Settlement and Release Agreement, dated as of October 31, 2001, between eMachines, Inc., TriGem Computer, Inc. and TriGem American Corporation.(13)

(f) Section 262 of the Delaware General Corporation Law regarding appraisal rights.(1)

(g)       None.

(h)       None.

------------------

(1) Previously filed on Schedule TO with the SEC on November 27, 2001 by EM Holdings, Inc., Empire Acquisition Corp., Lap Shun (John) Hui and eMachines, Inc.

(2) Previously filed on Schedule TO-C filed with the SEC on November 14, 2001 by Empire Acquisition Corp., EM Holdings, Inc. and Lap Shun Hui.

(3) Previously filed on Schedule TO-C with the SEC on November 20, 2001 by Empire Acquisition Corp., EM Holdings, Inc. and Lap Shun (John) Hui and on Schedule 14D-9 filed with the SEC on November 27, 2001 by eMachines, Inc.

(4) Previously filed on Schedule 13D filed with the SEC on November 9, 2001 by Empire Acquisition Corp., EM Holdings, Inc. and Lap Shun
          (John) Hui.

(5) Previously filed on Amendment No. 3 to Schedule TO with the SEC on December 17, 2001 by EM Holdings, Inc., Empire Acquisition Corp. and Lap Shun (John) Hui.

(6) Previously filed on Schedule 14D-9 with the SEC on November 27, 2001, as amended and supplemented from time to time, by eMachines, Inc.

(7) Previously filed on Form 8-K with the SEC on March 8, 2001 by eMachines, Inc.

(8) Previously filed on Form 8-K with the SEC on April 27, 2001 by eMachines, Inc.

(9)       Previously filed on Form 8-K with the SEC on May 8, 2001 by eMachines,
          Inc.

(10) Previously filed on Form S-1 Registration Statement with the SEC on August 31, 1999 by eMachines, Inc.

(11) Previously filed on Form S-1 Registration Statement with the SEC on March 2, 2000 by eMachines, Inc.

(12) Previously filed on Form 8-K with the SEC on January 24, 2000 by eMachines, Inc.

(13) Previously filed on Form 8-K with the SEC on November 30, 2001 by eMachines, Inc.

(14) Previously filed on Amendment No. 4 to Schedule TO with the SEC on December 20, 2001 by EM Holdings, Inc., Empire Acquisition Corp., Lap Shun (John) Hui and eMachines, Inc.

                                EXHIBIT (A)(15)



                                            NEWS
                                            FOR IMMEDIATE RELEASE

                                            Contact:
                                            Mike Kilroy or Rick Havacko
                                            Maples Communications
                                                   (949) 253-8737
                                            MKILROY@MAPLES.COM



       EMACHINES, INC. AND EM HOLDINGS, INC. ANNOUNCE COURT ORDER REMOVING
                           TEMPORARY RESTRAINING ORDER

     IRVINE, CALIF., DEC. 20, 2001 -- Earlier today, the court in the matter of David Packard, on behalf of himself and all other similarly situated, v. eMachines, Inc. granted an order withdrawing and vacating the temporary restraining order previously issued enjoining the merger. Also, the court granted the intervenor plaintiff's motion for non-suit and dismissed the intervenor plaintiff's causes of action for fraudulent transfer, injunctive relief and request for temporary restraining order.

     The tender offer for all the outstanding shares of common stock of eMachines made by Empire Acquisition Corp., a wholly owned subsidiary of EM Holdings, expires at 9:00 a.m., Eastern time, on Friday, Dec. 28, 2001.

ABOUT EMACHINES, INC.

eMachines, Inc. (OTCBB:EEEE) is a leading provider of affordable, high-value personal computers. Founded in September 1998, eMachines began selling its low-cost eTower(R) desktop computers in November 1998. In June 1999, eMachines sold the third-highest number of PCs through retailers in the United States, according to leading market research organizations, and presently holds this number three market share position. Since inception, eMachines has shipped more than four-million PCs through leading national and international retailers, catalog and online merchandisers. Approximately one of every two eMachines consumers is a first-time PC buyer, based on owner registrations with eMachines. eMachines' Web site is located at http://www.emachines.com.

WHERE TO FIND MORE INFORMATION

Holders of securities should read each of the tender offer statement on Schedule TO (including a "going-private" Transaction Statement on Schedule 13E-3) filed by EM Holdings and eMachines and the Solicitation/Recommendation Statement on
Schedule 14D-9 filed by eMachines with the

U.S. Securities and Exchange Commission, as each contains important information about the tender offer. Investors can obtain such tender offer statement on Schedule TO and such Solicitation/Recommendation Statement on Schedule 14D-9 and Transaction Statement on Schedule 13E-3, and other documents to be filed by EM Holdings and eMachines, for free from the U.S. Securities and Exchange Commission's website at http://www.sec.gov. In addition, the Schedule 14D-9 and Transaction Statement on Schedule 13E-3 and other documents to be filed with the U.S. Securities and Exchange Commission by eMachines may be obtained free of charge from eMachines by directing a request to: Shareholder Information, 14350 Myford Road, Bldg. 100, Irvine, CA 92606.

This press release may contain forward-looking statements relating to future events and results that are based on eMachines' current expectations. These statements relate to the outlook and prospects for eMachines and the markets in which it operates. These statements involve risks and uncertainties including, without limitation, litigation in which eMachines is or may become involved, the ability of eMachines to consummate the transaction with EM Holdings, the level of demand for eMachines' products and services, eMachines' and its suppliers' ability to timely develop, deliver, and support new and existing products and services, eMachines' ability to manage and liquidate its inventory, reduce operating expenses and predict changes in the PC market, the cost and availability of key product components, competitive pressures relating to price reductions, new product introductions by third parties, technological innovations, eMachines' ability to enter new markets and improve customer service, and overall market conditions, including demand for computers.



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